MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

November 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	MainStay Funds Trust (“Registrant”)

MainStay CBRE Real Estate Fund

File No. 333-234097

Ladies and Gentlemen:

On behalf of the Registrant, we are transmitting for filing with the U.S. Securities and Exchange Commission (“Commission”) Pre-Effective Amendment No. 1 to the registration statement filed on Form N-14 with the Commission on October 4, 2019 (Accession Number 0001144204-19-047343). The registration statement relates to the reorganization of Voya Global Real Estate Fund with and into MainStay CBRE Real Estate Fund.

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and NYLIFE Distributors LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Pre-Effective Amendment No. 1 be accelerated so that it will become effective on November 18, 2019, or as soon as practicable thereafter. We request that we be notified of such effectiveness by a telephone call to the undersigned.

Please contact the undersigned at 201-685-6411 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady

Brian J. McGrady

Vice President and Associate General Counsel

New York Life Investment Management LLC

NYLIFE Distributors LLC

/s/ Brian Wickwire

Brian Wickwire

Chief Operating Officer